

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 12, 2010

Stephanie G. DiMarco
Chief Executive Officer
Advent Software, Inc.
600 Townsend Street
San Francisco, CA 94103

> **Re:**   **Advent Software, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2008**
> **Filed on March 12, 2009**
> **File No. 000-26994**

Dear Ms. DiMarco:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Matthew Crispino
Staff Attorney